Confidential Treatment

Requested by Regions Financial Corporation

December 3, 2010

Via Edgar

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated November 18, 2010, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010 (the “Filings”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the portions omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter.

Form 10-Q for the period ended September 30, 2010

Note 8- Goodwill, page 21

1.	We note your response to prior comment 8 from our letter dated July 20, 2010. Given the significance of goodwill in your Banking/Treasury reporting unit and your continued recurring net losses in that reporting unit, we believe that this disclosure would be meaningful to investors in order to highlight the sensitivity surrounding your conclusion that, to date, goodwill is not impaired. Please revise future interim and annual filings to include this information in your disclosure as of each period end presented.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: Regions proposes to disclose in MD&A the following:

Based on the results of Step One of the goodwill impairment test, Regions determined that the carrying amount of the Banking/Treasury reporting unit, including goodwill, exceeded its estimated fair value. The carrying amount and fair value of common equity and the carrying amount of goodwill for the Banking/Treasury reporting unit as of September 30, 2010 was $12.2B, $7.0B and $4.7B, respectively. Because the carrying amount of common equity exceeded its fair value, Step Two of the goodwill impairment test was performed for this reporting unit. For all other reporting units, Step Two was not required as their estimated fair value of equity exceeded book value.

2.	Please provide us with a detailed summary of your second step goodwill impairment test for the Banking/Treasury reporting unit. Specifically identify and discuss any previously unrecognized intangible assets identified, and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different than its carrying value in the test.

Regions’ Response: [REDACTED]

Note 12- Commitments and Contingencies, page 44

3.	We note your disclosures here regarding the various litigation matters the Company is exposed to. We also note that for the two pending class-action lawsuits (re: Morgan Keegan Funds and NSF/overdraft fees) you disclose “it is possible that adverse resolutions of these matters may be material to Regions’ business, consolidated financial position or results of operations” but that you cannot reasonably estimate a range of potential exposures. Please clarify that you believe an unfavorable outcome is reasonably possible for these matters. In addition, tell us and revise your future filings to explain in more detail why you cannot reasonably estimate a range of potential exposures for each of them. Refer to ASC 450 (formerly SFAS 5).

Regions’ Response: We do believe an unfavorable outcome is reasonably possible for these matters and therefore believe disclosure is warranted, even though we are currently unable to reasonably estimate the amount of loss. These class-action lawsuits are still early in their development and no class has been certified in either matter, and unless and until a class is certified, the scope of the class and claims remains unknown. Furthermore, in class-action lawsuits, there are often multiple allegations that must be addressed, changes in venue that occur, and numerous other factors that result in a greater degree of complexity as compared to other types of litigation. Due to the many intricacies involved in class action lawsuits and in view of the inherent inability to predict the outcome of legal matters, particularly where the cases involve a large number of parties or are in early stages, obtaining clarity on an estimate of loss, if any, is difficult.

Confidential Treatment

Requested by Regions Financial Corporation

We propose the following additive disclosure in the footnotes to the consolidated financial statements in future filings:

This/These class action lawsuit(s) is/are still early in their development and no class has been certified. Unless and until a class is certified, the scope of the class and claims remains unknown. There are numerous factors that result in a greater degree of complexity as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits at the early stages of these matters, obtaining clarity on a reasonable estimate is difficult which may call into question its reliability. At this stage of the lawsuit(s), and in view of the inherent inability to predict the outcome of litigation, particularly where there are many claimants, Regions cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposures, if any. However, in light of the inherent uncertainties involved in these matters, it is reasonably possible that an adverse outcome in one or both of these matters could be material to Regions’ business, consolidated financial position, results of operations, or cash flows for any particular reporting period.

4.	For each of your other disclosed litigation contingencies, you disclose that the outcome of pending/threatened litigation would not have a material effect on Region’s business, consolidated financial position or results of operations. Please clarify whether you also believe there would not be a material effect on Region’s consolidated cash flows.

Regions’ Response: We believe there would not be a material effect on Regions’ consolidated cash flows related to the outcome of non-class-action pending/threatened litigation. We will clarify in future filings.

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosure in the Filings and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 326-4972.

Sincerely,

/s/ Hardie B. Kimbrough, Jr.
Hardie B. Kimbrough, Jr.

Executive Vice President, Controller, and Chief Accounting Officer

cc:	Brittany Ebbert
SEC, Division of Corporation Finance

Confidential Treatment

Requested by Regions Financial Corporation

Attachment A

[REDACTED]